Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF RESCHEDULED ANNUAL GENERAL MEETING

TO BE HELD ON NOVEMBER 20, 2012

NOTICE IS HEREBY GIVEN that the annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) has been rescheduled and will be held at Lilac 1, 3/F Parkview Hotel, No.555 Dingxiang Road, Pudong New District, Shanghai, P.R. China on November 20, 2012 at 10:00 a.m. (Beijing time) for the following purposes:

●	To consider and, if thought fit, pass the following resolutions:

As ordinary resolutions:

1.	That Mr. Steven Markscheid (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;
2.	That Mr.Wing Keong Siew (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;
3.	That the appointment of Ernst & Young Hua Ming as auditors of the Company for the fiscal year of 2012 be ratified;
4.	That the directors of the Company be authorized to determine the remuneration of the auditors;
5.	That each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.
●	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2011, and the report of the board of directors.
●	To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on October 15, 2012 (New York time) as the record date (the “Record Date”). All shareholders of the Company as of the Record Date will be entitled to vote at the annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2011 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2011, and the report of the board of directors, please visit the Investor Relations Section of the Company website at www.jinkosolar.com. The Company will provide all holders of its ordinary shares or American depositary shares (“ADSs”), upon request, a hard copy of the Company’s 2011 Annual Report free of charge.

If you are a holder of the Company’s ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 16F, Building No.2, YouYou Century Plaza, No. 428 South Yang Gao Road, Pudong, Shanghai, P.R. China, Attention: Mr. Gener Miao, or by email to mg@jinkosolar.com or by fax to Mr. Gener Miao at 86-21-68761115 as soon as possible and in any event no later than 10:00 a.m. on November 19, 2012 (Beijing time).

If you are a registered holder of the Company’s ADSs as of the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of the Company’s annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying shares must act through the depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

 BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li

Chairman

Date: October 10, 2012

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Exhibit A

Resume of candidates for directors:

Mr. Steven Markscheid has been an independent director of the company since September 15, 2009. He has also been chief executive officer of Synergenz BioScience Inc. since 2007, and board member of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007 and Pacific Alliance China Growth Fund since 2008. Mr. Markscheid was previously a representative of the US-China Business Council from 1978 to 1983, vice president of Chase Manhattan Bank from 1984 to 1988, vice president of First Chicago Bank from 1988 to 1993, case leader of Boston Consulting Group from 1994 to 1997, director of business development of GE Capital (Asia Pacific) from 1998 to 2001, director of business development of GE Capital from 2001 to 2002, senior vice president of GE Healthcare Financial Services from 2003 to 2006, chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. He received his bachelor’s degree in East Asian studies from Princeton University in 1976, his master’s degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

Mr. Wing Keong Siew has been a director of the company since May 2008. Mr. Siew was appointed by Flagship Desun Shares Co., Limited, one of the holders of the company’s series A redeemable convertible preferred shares. He founded Hupomone Capital Partners in 2003. Mr. Siew was president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003 and a general manager of Fairchild Systems for Asia, managing director of Mentor Graphics Asia Pacific and managing director of Compaq Computer Corporation from January 1988 to September 1988. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He worked as senior vice president of H&Q Singapore from 1989 to 1995. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

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